SP 3-22-04

04003900

UF 3-17-04

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32772

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/03** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER—DEALER: **Walnut Street Securities, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Market Street
(No. and Street)

St. Louis	**Missouri**	**63101**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Petersen **(732) 326-7339**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

Two World Financial Center	**New York**	**New York**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ **Certified Public Accountant**
- ☐ **Public Accountant**
- ☐ **Accountant not resident in United States or any of its possessions.**

MAR 2 - 2004

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Robert Petersen, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Walnut Street Securities, Inc. and subsidiary for the year ended December 31, 2003 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/23/2004
Date

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 23rd day of February 2004

JOSEPH A. MATEO
Notary Public of New Jersey
My Commission Expires
July 16, 2007

Notary Public

WALNUT STREET SECURITIES, INC.
(S.E.C. I.D. No. 8-32772)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Walnut Street Securities, Inc.:

We have audited the accompanying consolidated statement of financial condition of Walnut Street Securities, Inc. (the "Company") and subsidiary as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Walnut Street Securities, Inc. and subsidiary at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2004

WALNUT STREET SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 12,870,513
Cash segregated pursuant to Federal regulations	4,221,250
Commissions and fees receivable	8,783,366
Receivable from brokers and clearing organizations	2,457,420
Securities owned, at market value	1,295,929
Prepaid expenses	2,053,814
Receivable from affiliate	250
Deferred tax asset	2,922,087
Other assets	3,036,054
TOTAL ASSETS	$ 37,640,683

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$ 7,421,286
Due to parent and affiliates	4,662,052
Due to customers	308,546
Securities sold but not yet purchased, at market value	12,625
Accrued expenses and other liabilities	6,713,499
Liabilities subordinated to claims of general creditors	2,500,000
Total liabilities	21,618,008
STOCKHOLDER'S EQUITY:	
Class A preferred stock—$100 par value; 20,000 shares authorized and outstanding	2,000,000
Class B preferred stock—$100 par value; 65,000 shares authorized and 45,000 shares outstanding	4,500,000
Common stock—no par value; 200,000 shares authorized and outstanding	35,000
Additional paid-in capital	38,044,694
Accumulated deficit	(28,557,019)
Total stockholder's equity	16,022,675
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 37,640,683

See notes to consolidated statement of financial condition.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION YEAR ENDED DECEMBER 31, 2003

1. ORGANIZATION

Walnut Street Securities, Inc. (the "Company") is a wholly owned subsidiary of MetLife, Inc. ("MetLife"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 ("the 1934 Act"), a registered investment advisor under the Investment Advisors Act of 1940, and is a member of the NASD, Inc. The Company contracts with independent licensed brokers to sell securities and other investment products on a principal and agency basis to retail (individual) investors. The Company clears the majority of its transactions through Pershing LLC ("Pershing") and Bear Stearns & Co. ("Bear").

Walnut Street Advisers, Inc. ("Advisers") is a wholly owned subsidiary of the Company. Advisers is a registered investment adviser under the Investment Advisers Act of 1940.

2. BUSINESS COMBINATION

On August 1, 2003, MetLife combined the operations of Walnut Street Securities, Inc. with Nathan & Lewis Securities, Inc., a separate subsidiary of MetLife. The Company was the legal entity surviving the merger.

The assets and liabilities transferred as a result of this combination were $28,438,732 and $17,674,287.

As both subsidiaries were under common ownership and control, the assets and liabilities of the former Nathan & Lewis Securities, Inc. were recorded on the books of the Company at historical values.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America. The accompanying consolidated statement of financial condition consolidates the accounts of the Company and Advisers. All significant intercompany balances have been eliminated.

Cash and cash equivalents - Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less. Substantially all cash is on deposit with Bank of America.

Fixed Assets—Fixed assets are reported at historical cost, net of accumulated depreciation and amortization. Depreciation is provided on the straight-line basis over estimated useful lives of five years or less.

Income Taxes. The Company is a member of the consolidated federal income tax group established by MetLife for its wholly owned subsidiaries. Accordingly, computed taxes payable or receivable are due to or from the parent. The Company participates in a Tax Sharing Agreement with MetLife.

The Company applies the concepts of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, which establishes deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS No. 109 allows recognition of deferred tax assets if future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be realized.

Use of Estimates in the Preparation of Financial Statements—The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from these estimates.

Fair Value of Financial Instruments — Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the Company to report the fair value of financial instruments, as defined. All of the Company's financial assets and liabilities are carried at fair value or amounts that approximate fair value.

4. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values as follows:

	Owned	Sold, Not Yet Purchased
Certificate of deposit	$ 814,729	$ -
Limited partnership units	216,800	
Stocks, warrants and mutual funds	250,885	2,578
Obligations of U.S. government and agencies	13,340	10,047
Other debt instruments	175	
	$1,295,929	$ 12,625

5. RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATIONS

Substantially all clearing and depository operations for the Company's and customers' securities transactions are provided by Pershing and Bear Stearns pursuant to a clearance agreement. At December 31, 2003, approximately $1,448,000 is on deposit with Pershing and $903,000 is on deposit with Bear in interest bearing accounts. Securities owned (other than limited partnership units) are held in the custody of Pershing or Bear. Pershing and Bear have the ability to pledge the securities in their custody. Limited partnership units are held in custody by the unit sponsor for the account of the Company. Approximately $31,000 is on deposit in escrow at the Company's previous clearing firm pending final transfer of client accounts to another clearing firm.

The Company has agreed to indemnify Pershing and Bear for losses which may be sustained as a result of the failure of customers introduced by the Company to satisfy their obligations in connection with their securities transactions.

The Company is a member of the National Securities Clearing Corporation ("NSCC") and settles various transactions utilizing the services of NSCC. At December 31, 2003, approximately $75,000 was receivable from NSCC.

6. RELATED PARTY TRANSACTIONS

All officers and employees of the Company are officers and employees of MetLife. MetLife and its other subsidiaries provide administrative, operations and support services and functions for the Company through facilities shared by other MetLife subsidiaries. The Company reimburses MetLife and the other MetLife subsidiaries for the costs of providing such administrative, operations and support services.

Receivable from affiliate represents reimbursements due to the Company. Due to parent and affiliates principally represents reimbursements payable for administrative, operations and support services provided by MetLife and its other subsidiaries.

Preferred Stock - The Company has 20,000 shares of nonvoting Class A cumulative preferred stock outstanding to MetLife at $100 per share.

The Company has 45,000 shares of nonvoting Class B cumulative preferred stock outstanding to MetLife at $100 per share.

7. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the 1934 Act which requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1 which requires the Company to maintain net capital, as defined, of the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At December 31, 2003, the Company had net capital of approximately $8,192,000 which was approximately $7,942,000 in excess of the requirement of $250,000.

8. EMPLOYEE BENEFIT PLANS

MetLife sponsors and administers defined benefit and defined contribution pension plans. For the defined benefit plan, the benefits are based on years of credited service and final average earning history. MetLife's funding policy is to require subsidiaries to contribute their portion of the amount necessary to satisfy IRS contribution guidelines.

9. INCOME TAXES

The deferred tax asset recorded in the consolidated statement of financial condition as of December 31, 2003 is as follows:

Deferred tax assets:	
Accrued expenses	$ 1,253,209
Loss carryforwards	918,887
Deferred rent	739,710
Tax deductible goodwill	171,224
Employee benefits	45,819
Other—net	9,347
	$ 3,138,196
Deferred tax liabilities:	
Depreciation and amortization	$ (154,690)
State taxes	(61,419)
	(216,109)
Net deferred tax asset	$ 2,922,087

As of December 31, 2003 the Company had a net operating loss carryforward of $2,791,502, of which $2,394,785 expires in 2021 and $396,717 expires in 2022.

The Company has not provided for a valuation reserve against the deferred tax asset as management has determined it is more likely than not that the deferred tax asset will be realized.

10. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company has various legal and arbitration matters pending. Some of these matters claim substantial amounts, including punitive damage claims. The Company believes it has substantial and meritorious defenses and intends to vigorously contest these matters. Although the ultimate outcome of these actions cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, management, based on its understanding of the facts and after consultation with legal counsel, does not believe the ultimate resolution of these matters will have a materially adverse effect on the Company's consolidated financial condition.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company engages in brokerage transactions that settle in accordance with industry practice. In the event a customer or counterparty is unable to fulfill its contracted obligations, the Company might be required to liquidate the transaction for its own account. Additionally, the agreements between the Company and its clearing brokers provide that the Company is obligated to assume any responsibility related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing brokers on a daily basis.

Certain securities transactions in the normal course of business may also give rise to off-balance sheet market risk. Securities sold but not yet purchased by the Company at December 31, 2003 involve an obligation to purchase securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by management.

12. SUBORDINATED LIABILITIES

On November 14, 2002 the Company entered into a Subordinated Revolving Credit Agreement with Metropolitan Life Insurance Company ("Metropolitan") which became effective on December 15, 2002. The agreement provides a revolving credit line to the Company not to exceed $10,000,000, and has a scheduled maturity date of December 15, 2007. As of December 31, 2003, the Company has executed two notes in the amount of $1,000,000 and $1,500,000 respectively, both with a maturity date of August 31, 2004. These borrowings have been approved for regulatory capital purposes.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2004

Walnut Street Securities, Inc.
400 South 4th Street
St. Louis, MO 63102

Dear Sirs/Madams:

In planning and performing our audit of the consolidated financial statements of Walnut Street Securities, Inc. (the "Company") and subsidiary for the year ended December 31, 2003 (on which we issued our report dated February 23, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. However, we noted during the period from January 6, 2003 until May 11, 2003 the Company was in a capital deficiency situation as a result of a lapse of a fidelity bond. Such matter was rectified as of May 12, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP